Exhibit 16.1

January 17, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Flow International Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Flow International Corporation dated January 12, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the material weaknesses in internal controls or regarding any remedial actions taken or proposed with respect to such material weaknesses.

Very truly yours,

/s/ PricewaterhouseCoopers LLP